**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

**March 27, 2013**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Accuray Incorporated**

**File No. 001-33301 - CF# 28853**

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Accuray Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on September 10, 2012, as amended.

Based on representations by Accuray Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.34 | through April 20, 2022 |
| Exhibit 10.36 | through April 20, 2022 |
| Exhibit 10.37 | through April 20, 2022 |
| Exhibit 10.38 | through April 20, 2022 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Assistant Director